April 3, 2013

Reid Hooper, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	xG Technology, Inc.

Registration Statement on Form S-1

Submitted March 7, 2013

File No.: 333-187094

Dear Mr. Hooper:

This letter responds to the staff’s comment letter dated March 15, 2013 relating to the above-captioned registration statement. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each such comment.

General

1. We note your response to comment 4 in our letter dated February 15, 2013; however, we note you did not file copies of the specific equipment purchase, reseller and teaming agreements as exhibits to the registration statements, and rather filed a form of purchase agreement as Exhibit 10.1 to the Form S-1. We note your disclosure on pages 31 and 56 that you recently entered into numerous purchase and reseller agreements, including entering into equipment purchase agreements and engineering service agreements with entities affiliated with an incoming director of the company, Mr. Larry Townes. As noted in our prior comment 4, these agreements appear to be material exhibits required to be filed by Item 601(b)(10) of Regulation S-K. Please revise your registration statement to file these agreements as exhibits.

Comment:

The Company is amending the exhibit section in the registration statement to include the contracts related to Mr. Larry Townes as well as other material agreements.

Critical Accounting Policies

Intangible Assets, page 35

2. Please expand your critical accounting policy to describe the significant estimates and assumptions involved in determining the net realizable value of your capitalized software costs and clarify why these estimates and assumptions bear a risk of change.

New Disclosure on Page 35

The significant estimates and assumptions involved in determining the net realizable value of our capitalized software costs are the estimated future cash flows from the product which are the estimated future gross revenues reduced by the estimated future costs of completing the product including the costs of maintenance. These estimates are based upon anticipated results and trends including customer demand for the Company’s products and the necessary skill level and man-hours needed to complete the products. The Company believes these estimates are reasonable under the current circumstances. The risk of material misstatement of these accounting estimates varies with the subjectivity associated with these estimates; including the assumption the Company has the know-how to create such products and the availability of relevant personnel to complete such products that customer’s desire. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from management’s estimates.

Management, page 62

3. We note your disclosure on page 62 that it is intended for Messrs. Hoffman, Sidney and Townes to be appointed as directors upon the effectiveness of this registration statement on Form S-1. Please confirm whether you will file written consents from the prospective directors as exhibits to the registration statement pursuant to Rule 438 of the Securities Act.

Comment:

The Company has obtained and will file the relevant consents as exhibits to the registration statement pursuant to Rule 438 of the Securities Act.

Executive Compensation, page 69

4. We note your response to comment 10 in our letter dated February 15, 2013. Please revise your tabular disclosure on pages 73-74 so that the tables are consistent with the disclosure requirements in Item 402(p) and (r) of Regulation S-K. For example, in your tabular disclosure provided on page 74, for awards of options to your current directors, provide the aggregate grant date fair value of the option awards as required by Item 402(r)(2)(iv) of Regulation S-K.

New Disclosure on Page 75

Please see corresponding changes to the S-1 filing on page 75.

5. We note your response to comment 11 in our letter dated February 15, 2013. However, we note you did not provide narrative disclosure related to the pre-established goals of revenue growth, budgetary adherence and technical milestones. Please revise your disclosure to provide the specific milestones attributed to each performance objective. In addition, disclose the weighting of these performance objectives as determined by your CEO and CFO.

New Disclosure on Page 34 and 70

Corporate Performance Bonus

In 2011, we established a corporate performance bonus matrix for eligible employees and contractors based on the achievement of certain milestones, including timely completion of engineering projects, adherence to operating budgets, and revenue produced by each vertical market.

The milestones were weighted according to importance for the current year as determined by the CEO and CFO. Eligible employees and contractors had the ability to earn up to 200% of their base compensation. The end of year evaluation of performance is made at the company level and not on the level of each individual. Bonuses may be paid in cash or in shares, at the discretion of the directors.

Specifically, for 2011, the Company incented engineering personnel for timely completion of engineering projects, which was weighted at 35%. Executive officers were incented to raise new capital based on a matrix, which was weighted at 30%. Business development and sales personnel were incented to obtain revenue produced by particular vertical market, which was weighted at 35%. For 2011, a 22.5% (of salary) corporate performance bonus was awarded related to an additional capital raise and the revenue achieved with the military vertical.

Specifically, for 2012, the Company incented engineering personnel to complete a full demo-mobile system and the production of commercial equipment by the end of the third quarter, which was weighted at 50%. Executive officers were incented to control spending by adherence to operating budgets, which was weighted at 20%. Business development and sales personnel were incented to reach a pre-determined level of revenue by vertical market, which was weighted at 30%. For 2012, a 20% (of salary) corporate performance bonus was awarded to all executive officers, employees and eligible contractors of the Company for controlling spending and adherence to operating budgets.

The bonuses awarded for 2011 and 2012 are allocated to general & administrative and development expenses.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Intangible Assets, page F-7

6. Please revise to describe your accounting policy for product enhancements.

New disclosure on Page F-8

Costs incurred for product enhancements are charged to expense as research and development until the technological feasibility of the enhancement has been established. These enhancements are amortized on a straight line basis over the useful life of the product enhancement which is currently estimated to be five years beginning when the enhancements are integrated into the products that are offered for sale.

Note 5. Intangible Assets, page F-11

7. We note your response to comments 14 and 15 in our letter dated February 15, 2013. You state that during 2010 and 2011, the costs of the data enhancements to the BSN250 and TX70 were capitalized and amortized once sold to the US Army in 2011. Please tell us how you assessed the net realizable value of unamortized costs relating to the BSN250 and TX70 at 12/31/2011 and 2012 in accordance with ASC 985-20-35-4. You also state that you estimate the useful life of your capitalized software to correspond to projected cash flows related to the sale of the BSN250. Please tell us about the cash flows that support the estimated useful life of five years and how this relates to the fact that you have not recognized any revenue on these products since the sale to the US Army in 2011.

Comment:

The unamortized costs relating to the BSN250 and TX70 were compared to their estimated future cash flows which are the estimated future gross revenues reduced by the estimated future costs of completing the product including the costs of maintenance. At December 2011, the Company secured a $15 million exclusive five-year agreement to deploy the BSN250 and TX70 in the South Florida market. The Company evaluated its capitalized software costs and determined the BSN250 and TX70 were not impaired.

During 2012, the software for the BSN250 and TX70 was ported over to the xAP and xMod respectively, as it was inherent to their functionality. The BSN250 and TX70 unamortized software costs will be included in the xAP and xMod enhancements which will be amortized over their remaining useful life.

At December 31, 2012 and in accordance with ASC 985-20-55-18 the unamortized costs of the BSN250 and the TX70 was included in the costs of the enhancements, (noted as the xAP and xMod) for purposes of applying the net realizable value tests for impairment. The Company secured $33 million of purchase agreements to deploy the xAP and xMod products which were far in excess of the total carrying value of our capitalized software costs.

The Company makes estimates and assumptions to determine the useful life of its products, identifying relevant factors including competitive products available for sale and the time it takes to bring such products to market and trends in the marketplace. The industry has been providing voice-only cellular services with technology that was invented over 20 years ago. The transition to data services caused the industry to make significant enhancements to their infrastructure. Such enhancements are expected to last a significant amount of time. While the Company has recognized minimal revenue over the last few years, the estimated future cash flows remain significant to justify a 5 year useful life.

8. Please tell how you assessed the net realizable value of the capitalized software costs relating to your xMOD and related products at 12/31/2011 and 12/31/2012.

Comment:

Please see the answer to #7 above, which discussed how we assessed the net realizable value of the capitalized software costs relating to our xMod and related products at 12/31/2011 and 12/31/2012.

Should you have any questions, please do not hesitate to contact the undersigned at (860) 444-0102.

Very truly yours,

Richard L. Mooers

Chairman

cc:	David E. Danovitch, Esq.